SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             Aspen Bancshares, Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   045243 10 2
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                              Mr. Harris H. Simmons
                      President and Chief Executive Officer
                              Zions Bancorporation
                              One South Main Street
                                   Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

v                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                            Duane, Morris & Heckscher
                         1667 K Street, N.W., Suite 700
                           Washington, D.C. 20006-1608
                                 (202) 776-7800

                                  May 12, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                      [ ]

Check the following box if a fee is being paid with this Statement:
                                      [ ]

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(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      ZIONS BANCORPORATION
      87-0227400
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a)   [ ]
                                                                  (b)   [ ]
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(3)   SEC USE ONLY


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(4)   SOURCE OF FUNDS*

      WC/00
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      UTAH
--------------------------------------------------------------------------------
                                          :     (7)   SOLE VOTING POWER
                                          :
                                          :           789,825(1)
                                          :-------------------------------------
NUMBER OF SHARES                          :     (8)   SHARED VOTING
BENEFICIALLY OWNED BY                     :
EACH REPORTING PERSON WITH                :                 -0-
                                          :-------------------------------------
                                          :     (9)   SOLE DISPOSITIVE
                                          :
                                          :           789,825(1)
                                          :-------------------------------------


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                                          :     (10)  SHARED DISPOSITIVE
                                          :                 -0-
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,825(1)
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                           [ ]

      N/A
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      APPROXIMATELY 17.7%(2)
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Of this amount, 739,825 shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of November 19, 1996. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 21.2% of the total outstanding shares of common stock of Issuer as of May 12, 1997, which excludes shares issuable upon exercise of the option.

(2)  After giving effect to the exercise of the option as described herein.

                        Amendment No. 3 to Schedule 13D

      This statement ("Amendment No. 3") amends the Schedule 13D, Amendment No. 1, and Amendment No. 2 thereto filed by Zions Bancorporation ("Reporting Person") with the Securities and Exchange Commission as of November 19, 1996, January 17, 1997 and March 11, 1997, respectively, with respect to the shares of common stock, par value $.01 per share (the "Shares") of Aspen Bancshares, Inc., a Colorado corporation ("Issuer"). All defined terms refer to terms


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

defined herein and in the Schedule 13D. Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its filing date. The Schedule 13D is amended only to the extent set forth below:

ITEM 4.     PURPOSE OF THE TRANSACTION

            On May 12, 1997 the Issuer and Reporting Person amended the Agreement and Plan of Reorganization, dated November 19, 1996, as amended on March 11, 1997 (the "Agreement") as follows:

            1. The parties desiring to allow the Reorganization to be effective on the same date as the date of the special meeting of the shareholders of the Issuer approving the Reorganization, instead of one day later, amended Section
2.1 of the Agreement to read as follows:

                  2.1 Shareholder Approval. The date upon which the shareholders of the Company approve, ratify, and confirm the transactions contemplated by this Agreement; or

            2. On May 10, 1997 Reporting Person provided the Issuer with written notice, as contemplated in section 10.2(d)(iii) of the Agreement, that it intends to terminate the Agreement based upon index differential, thus affording the Issuer the opportunity to exercise the Company Election as contemplated in section 10.2(d)(iv) of the Agreement which, if exercised, would change the amount of consideration to be received by shareholders of the Issuer and avert termination of the Agreement. As an incentive to the Issuer to exercise the Company Election, Reporting Person offered to amend the Agreement to increase the consideration to be received by the holders of Issuer Common Stock by their respective pro rata shares of 15,000 shares of Reporting Person Common Stock. On May 12, 1997, the Issuer agreed to the amendments to the Agreement. The parties intend that such additional 15,000 shares represent "pre-split" shares, i.e., shares as they existed before effectiveness of the four-for-one stock split of Reporting Person to be paid on May 14, 1997 to holders of record of Reporting Person Common Stock as of May 9, 1997. On May 12, 1997 the Issuer exercised the Company Election. As a result of the amendment of the Agreement as set forth above, section 1.2(b) of the Agreement was amended to read as follows:

                  (b) Form of Consideration. Subject to the terms, conditions, and limitations set forth herein, upon surrender of his or her certificate or certificates in accordance with Section 1.1 hereof, each holder of shares of Company Common Stock shall be entitled to receive, in exchange for each share of Company Common Stock held of record by such stockholder as of the Effective Date, that number of shares of Zions Bancorp Stock calculated, first, by dividing the Purchase Price by the Average Closing Price, and, second, by adding 15,000 shares of Zions Bancorp Stock (adjusted to the extent necessary to take into account, consistently with Section


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

            11.9 hereof, the four-for-one stock split to be paid on May 14, 1997 to holders of record of Zions Bancorp Stock as of May 9, 1997) to the number of shares so reached, and, third, by further dividing that sum by the sum of the number of shares of Company Common Stock that shall be issued and outstanding at the Effective Date and the Option Equivalent Number.

            A conforming amendment was made to section 11.9 of the Agreement, which was restated to read in its entirety as follows:

                  11.9. Adjustments for Certain Events. Anything in this
            agreement to the contrary notwithstanding, all prices per share, numbers of shares, and exchange ratios referred to in this Agreement shall be appropriately adjusted to account for stock dividends, split-ups, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, but not for normal and recurring cash dividends declared or paid in a manner consistent with the established practice of the payer.

            To conform the Agreement of Merger between Reporting Person and the Issuer to the foregoing, section 3.1(b) of Exhibit I to the Agreement was restated to read in its entirety as follows:

                  (b) Form of Consideration. Subject to the terms, conditions, and limitations set forth herein, upon surrender of his or her certificate or certificates, each holder of shares of Company Common Stock shall be entitled to receive, in exchange for each share of Company Common Stock held of record by such stockholder as of the Effective Date, that number of shares of Zions Bancorp Stock calculated, first, by dividing the Purchase Price by the Average Closing Price, and, second, by adding 15,000 shares of Zions Bancorp Stock (adjusted to the extent necessary to take into account the four-for-one stock split to be paid on May 14, 1997 to holders of record of Zions Bancorp Stock as of May 9, 1997) to the number of shares so reached, and, third, by further dividing that sum by the sum of the number of shares of Company Common Stock that shall be issued and outstanding at the Effective Date and the Option Equivalent Number.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                    ZIONS BANCORPORATION


                                    By: /s/ Dale M. Gibbons
                                       -----------------------------------
                                    Name:  Dale M. Gibbons
                                    Title: Senior Vice President and Chief
                                           Financial Officer

Dated: May 12, 1997


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